DXI Reports Q4 and Fiscal 2016 Results
Consolidated Petroleum & Natural Gas Reserves of $23MM at December 31, 2016

VANCOUVER, BRITISH COLUMBIA, March 22, 2017 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and twelve month periods ended December 31, 2016.

2016 Key Financial and Operating Highlights are:

1.	Retired the Company’s bank loan and related credit facility with a Canadian bank;
2.	Completed a $995,800 private placement;
3.	Decreased G&A expenses for the year ended December 31, 2016 by $675,000 (30%) to $1.6 million in response to a 24% decrease in average realized prices per BOE from 2015 to 2016; and
4.	Decreased the loss for the year ended December 31, 2016 to $5.5 million from $7.1 million for the comparative period ended December 31, 2015.

CORPORATE SUMMARY – THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2016

OPERATIONS	Three months ended December 31,			Twelve months ended December 31,
	2016	2015	Change	2016	2015	Change
Production
Oil and natural gas liquids (bbls/d)	106	515	-80%	209	369	-43%
Natural gas (mcf/d)	1,327	2,773	-52%	1,666	1,764	-6%
Combined (BOE/d)	327	977	-67%	487	663	-27%

Realized sales prices
Oil and natural gas liquids ($/bbl)	57.53	46.72	23%	43.25	52.68	-18%
Natural gas ($/mcf)	3.28	2.26	45%	2.47	2.33	6%

Operating expenses
Oil operations ($/bbl)	21.63	10.62	104%	18.31	13.39	37%
Natural gas operations ($/mcf)	3.21	3.27	-2%	2.59	3.19	-19%

Operating netback
Oil operations ($/bbl) (1)	27.44	26.79	2%	17.45	29.04	-40%
Natural gas operations ($/BOE) (2)	-1.77	-7.91	-78%	-2.32	-6.09	-62%

General and administrative expenses ($/BOE)	10.01	6.85	46%	8.82	9.28	-5%
Notes:
(1)	Decline for the year ended December 31, 2016 due to the reduction in oil production at Woodrush combined with 18% reduction in oil prices.
(2)	Decline for the three and twelve months ended December 31, 2016 due to the reduction in natural gas production combined with the reduction in gas prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended December 31,			Twelve months ended December 31,
	2016	2015	Change	2016	2015	Change

Revenue	558	2,206	-75%	3,306	7,093	-53%
Royalties	396	562	-30%	1,502	1,486	1%

Cash flow(1)	-207	164	-226%	-1,017	860	-218%
Cash flow per share (basic)	-0.00	0.00	0%	-0.02	0.02	-203%
Cash flow per share (diluted)	-0.00	0.00	0%	-0.02	0.02	-203%

Net loss	2,366	3,827	-38%	5,486	7,108	-23%
Basic loss ($/common share)	0.05	0.10	-50%	0.13	0.19	-33%
Diluted loss ($/common share)	0.05	0.10	-50%	0.13	0.19	-33%

Capital expenditures, net of dispositions	53	1,236	-96%	530	5,738	-91%

Weighted average common shares outstanding (thousands)
Basic	44,808	36,505	23%	42,095	36,492	15%
Diluted	44,808	36,505	23%	42,095	36,492	15%

Debt, net of working capital				11,075	10,697	4%

Note 1: “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Twelve months ended
	December 31,		December 31,
(CA$ thousands)	2016	2015	2016	2015

Cash flows from (used in) operating activities	(1,005)	371	(350)	1,064
Change in operating working capital	798	(207)	(667)	(204)
Cash flow	(207)	164	(1,017)	860

RESERVES

Independent Reserves Evaluation

DXI’s reserves were evaluated by independent evaluators as at December 31, 2016 in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). GLJ Petroleum Consultants (“GLJ”) were retained by the Company to evaluate it Canadian properties and Gustavson Associates (“Gustavson”) were retained by the Company to evaluate its US properties. The reserves evaluation was based on forecast pricing as outlined in the notes to the table below entitled “Forecast Prices in 2016 Reserves Report”. Additional reserves disclosures are included in the Company’s AIF for the year ended December 31, 2016.

Summary of Reserves as at December 31, 2016(1)

				Oil	% of Proved
	Oil	Natural Gas	NGL	Equivalent	Plus Probable
	(MBBL)	(MMCF)	(MBOE)	(MBOE)	Reserves
Proved
Developed Producing	96	1,984	71	498	4%
Developed Non-Producing	-	462	12	89	1%
Undeveloped	-	35,094	1,923	7,771	60%
Total Proved	96	37,540	2,006	8,358	65%
Total Probable	35	21,088	1,131	4,680	35%
Total Proved and Probable	131	58,628	3,137	13,038	100%

Note 1: Reserves means DXI’s working interest reserves before deduction of royalties and without including any royalty interests.

Summary of Net Present Values, Before Tax

	Discounted at
(CA$ thousands)	0%	5%	10%	15%	20%
Proved
Developed Producing	4,351	3,806	3,441	3,169	2,953
Developed Non-Producing	643	540	473	427	391
Undeveloped	45,639	23,322	11,271	4,028	(661)
Total Proved	50,633	27,668	15,185	7,624	2,683
Total Probable	30,398	15,427	7,988	3,917	1,547
Total Proved and Probable	81,031	43,095	23,173	11,541	4,230

Future Development Costs

(CA$ thousands)	Proved Reserves	Proved plus Probable Reserves
2017	21,146	21,146
2018	20,946	20,946
2019	10,876	20,141
2020	-	20,543
2021	-	1,209
Remainder	705	1,093
Total Undiscounted	53,673	85,078

Forecast Prices in 2016 Reserves Report

The following table summarizes the first five years of the forecast prices used by GLJ and Gustavson in preparing DXI Energy’s estimated reserve volumes and net present values of future net revenues in the 2016 reserves report.

	GLJ			Gustavson
		NGL	Crude oil	Natural gas	NGL
	Natural gas	(Edmonton	(Edmonton	(NYMEX	(Williams Fork	Condensate
	(AECO)	Pentanes Plus)	Par)	Henry Hub)	Wellhead)	(NYMEX)
Year	Cdn$ / mmbtu	Cdn$ / bbl	Cdn$ / bbl	US$ / mmbtu	US$ / bbl	US$ / bbl
2017	3.46	72.11	69.33	3.42	38.39	42.05
2018	3.10	74.79	72.26	2.96	33.20	42.49
2019	3.27	78.75	75.00	3.21	36.02	42.09
2020	3.49	79.80	76.36	3.33	37.37	42.01
2021	3.67	82.37	78.82	3.44	38.62	42.15
2022+	See AIF for additional details

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com